March 21, 2025

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comments to Post-Effective Amendment No. 45 to Registration Statement on Form N-1A Filed January 28, 2025 (File Nos. 333-205411 and 811-23063)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Deborah O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on March 12, 2024, regarding Post-Effective Amendment No. 45 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The following are the Staff’s comment to the Registration Statement and the Trust’s response:

1.	Please provide completed fee tables, cost examples, and performance presentations for all funds at least 1 week prior to effectiveness.

RESPONSE: Please see completed fee tables, cost examples, and performance presentations for each Fund attached as Exhibit A.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner

Exhibit A

HORIZON ACTIVE ASSET ALLOCATION FUND

Fees and Expenses of the Allocation Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Allocation Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.99%	0.99%	0.99%
Distribution and/or Service (12b-1) Fees	0.25%	None	None
Other Expenses (1)	0.12%	0.12%	0.12%
Interest Expense	0.01%	0.01%	0.01%
Remainder of Other Expenses	0.11%	0.11%	0.11%
Shareholder Servicing Expenses	None	None	0.10%
Acquired Fund Fees and Expenses(2)	0.13%	0.13%	0.13%
Total Annual Fund Operating Expenses(3)	1.49%	1.24%	1.34%

(1)	“Other Expenses” have been restated to reflect current expenses.
(2)	This number represents the combined total fees and operating expenses of the underlying funds owned by the Allocation Fund and is not a direct expense incurred by the Allocation Fund or deducted from Fund assets. Since this number does not represent a direct operating expense of the Allocation Fund, the operating expenses set forth in the Allocation Fund’s financial highlights do not include this figure.
(3)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Allocation Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses. The ratio of expenses to average net assets in the financial highlights also includes interest expense incurred during the 2024 fiscal year.

Example. This Example is intended to help you compare the cost of investing in the Allocation Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Allocation Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Allocation Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$152	$471	$813	$1,779
Institutional Class	$126	$393	$681	$1,500
Investor Class	$136	$425	$734	$1,613

Calendar Year Returns as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 18.28% (for the quarter ended June 30, 2020). The worst performance was -22.34% (for the quarter ended March 31, 2020).

Active Asset Allocation Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Ten Years*	Since Inception of Class*
Investor Class
Return Before Taxes	12.44%	8.76%	7.44%	8.59%
Return After Taxes on Distributions	6.61%	6.14%	5.26%	6.40%
Return After Taxes on Distributions and Sale of Fund Shares	8.67%	6.08%	5.11%	6.08%
Advisor Class
Return Before Taxes	12.36%	8.61%	N/A	8.80%
Institutional Class
Return Before Taxes	12.62%	8.89%	N/A	9.44%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.02%	14.53%	13.10%	14.46%
S&P Global BMI ex-US Index (reflects no deduction for fees, expenses or taxes)	5.50%	4.14%	5.00%	5.50%

*	Investor Class shares commenced operations on January 31, 2012. Advisor Class shares commenced operations on September 4, 2015, and Institutional Class shares commenced operations on September 9, 2016. Index information is since inception of Investor Class shares.

HORIZON ACTIVE RISK ASSIST® FUND

Fees and Expenses of the Risk Assist Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Risk Assist Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.99%	0.99%	0.99%
Distribution and/or Service (12b-1) Fees	0.25%	None	None
Other Expenses(1)	0.10%	0.10%	0.10%
Shareholder Servicing Expenses	None	None	0.10%
Acquired Fund Fees and Expenses(2)	0.09%	0.09%	0.09%
Total Annual Fund Operating Expenses(3)	1.43%	1.18%	1.28%

(1)	“Other Expenses” have been restated to reflect current expenses.
(2)	This number represents the combined total fees and operating expenses of the underlying funds owned by the Risk Assist Fund and is not a direct expense incurred by the Risk Assist Fund or deducted from Fund assets. Since this number does not represent a direct operating expense of the Risk Assist Fund, the operating expenses set forth in the Risk Assist Fund’s financial highlights do not include this figure.
(3)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Risk Assist Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses. The ratio of expenses to average net assets in the financial highlights also includes interest expense incurred during the 2024 fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Risk Assist Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Risk Assist Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Risk Assist Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$146	$452	$782	$1,713
Institutional Class	$120	$375	$649	$1,432
Investor Class	$130	$406	$702	$1,545

Calendar Year Returns as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 13.17% (for the quarter ended December 31, 2020). The worst performance was -16.67% (for the quarter ended March 31, 2020).

Active Risk Assist Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Ten Years	Since Inception of Class*
Investor Class
Return Before Taxes	13.62%	6.09%	4.88%	4.88%
Return After Taxes on Distributions	11.12%	4.92%	3.93%	3.96%
Return After Taxes on Distributions and Sale of Fund Shares	9.91%	4.51%	3.60%	3.61%
Advisor Class
Return Before Taxes	13.44%	5.92%	N/A	5.88%
Institutional Class
Return Before Taxes	13.78%	6.20%	N/A	6.63%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.02%	14.53%	13.10%	13.02%
S&P Global BMI ex-US Index (reflects no deduction for fees, expenses or taxes)	5.50%	4.14%	5.00%	3.94%
Bloomberg Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	1.25%	-0.33%	1.35%	1.41%

*	Investor Class shares commenced operations on August 29, 2014. Advisor Class shares commenced operations on September 4, 2015, and Institutional Class shares commenced operations on September 9, 2016. Index information is since inception of Investor Class shares.

HORIZON ACTIVE INCOME FUND

Fees and Expenses of the Income Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Income Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.77%	0.77%	0.77%
Distribution and/or Service (12b-1) Fees	0.25%	None	None
Other Expenses	0.16%	0.16%	0.16%
Shareholder Servicing Expenses	None	None	0.10%
Acquired Fund Fees and Expenses(1)	0.26%	0.26%	0.26%
Total Annual Fund Operating Expenses(2)	1.44%	1.19%	1.29%

(1)	This number represents the combined total fees and operating expenses of the underlying funds owned by the Income Fund and is not a direct expense incurred by the Income Fund or deducted from Fund assets. Since this number does not represent a direct operating expense of the Income Fund, the operating expenses set forth in the Income Fund’s financial highlights do not include this figure.
(2)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Income Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses.

Example. This Example is intended to help you compare the cost of investing in the Income Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Income Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Income Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$147	$456	$787	$1,724
Institutional Class	$121	$378	$654	$1,443
Investor Class	$131	$409	$708	$1,556

Calendar Year Returns as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 7.04% (for the quarter ended December 31, 2023). The worst performance was -6.59% (for the quarter ended March 31, 2022).

Active Income Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Ten Years	Since Inception of Class*
Investor Class
Return Before Taxes	1.79%	-0.58%	0.19%	0.40%
Return After Taxes on Distributions	0.05%	-1.65%	-0.80%	-0.54%
Return After Taxes on Distributions and Sale of Fund Shares	1.05%	-0.87%	-0.24%	-0.06%
Advisor Class
Return Before Taxes	1.60%	-0.75%	N/A	-0.25%
Institutional Class
Return Before Taxes	1.78%	-0.51%	N/A	0.15%
Bloomberg Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	1.25%	-0.33%	1.35%	1.71%

*	Investor Class shares commenced operations on September 30, 2013. Advisor Class shares commenced operations on February 8, 2016, and Institutional Class shares commenced operations on September 9, 2016. Index information is since inception of Investor Class shares.

HORIZON EQUITY PREMIUM INCOME FUND

Fees and Expenses of the Equity Premium Income Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Equity Premium Income Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.24%	0.24%	0.24%
Total Annual Fund Operating Expenses(2)	1.24%	0.99%	1.09%

(1)	“Other Expenses” have been restated to reflect current expenses and are estimated for the current fiscal year for the Institutional Class.
(2)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Equity Premium Income Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses. The ratio of expenses to average net assets in the financial highlights also includes interest expense incurred during the 2024 fiscal year.

Example. This Example is intended to help you compare the cost of investing in the Equity Premium Income Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Equity Premium Income Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Equity Premium Income Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$126	$393	$681	$1,500
Institutional Class	$101	$315	$547	$1,213
Investor Class	$111	$347	$601	$1,329

Calendar Year Return as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 14.01% (for the quarter ended December 31, 2022). The worst performance was -25.37% (for the quarter ended March 31, 2020).

Equity Premium Income Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Since Inception of Class*
Investor Class
Return Before Taxes	21.70%	6.99%	8.11%
Return After Taxes on Distributions	21.54%	6.44%	7.26%
Return After Taxes on Distributions and Sale of Fund Shares	12.94%	5.36%	6.20%
Advisor Class
Return Before Taxes	21.51%	6.83%	7.21%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.02%	14.53%	14.72%
CBOE S&P 500 Buy-Write Index (reflects no deduction for fees, expenses or taxes)	20.12%	6.88%	7.09%

*	Investor Class shares commenced operations on December 28, 2016. Advisor Class shares commenced operations on June 20, 2017. Institutional Class shares had not commenced operations prior to the date of this Prospectus. Index information is since inception of Investor Class shares.

HORIZON DEFINED RISK FUND

Fees and Expenses of the Defined Risk Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Defined Risk Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses(2)	1.19%	0.94%	1.04%

(1)	“Other Expenses” have been restated to reflect current expenses and are estimated for the current fiscal year for the Institutional Class.
(2)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Defined Risk Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses. The ratio of expenses to average net assets in the financial highlights also includes interest expense incurred during the 2024 fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Defined Risk Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Defined Risk Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Defined Risk Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 years
Advisor Class	$121	$376	$650	$1,433
Institutional Class	$96	$297	$516	$1,144
Investor Class	$106	$329	$570	$1,260

Calendar Year Return as of December 31
Investor Class

During the period shown in the bar chart, the best performance for a quarter was 8.48% (for the quarter ended June 30, 2020). The worst performance was -12.12% (for the quarter ended March 31, 2020).

Defined Risk Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Since Inception of Class*
Investor Class
Return Before Taxes	15.41%	7.92%	7.03%
Return After Taxes on Distributions	15.38%	7.78%	6.88%
Return After Taxes on Distributions and Sale of Fund Shares	9.14%	6.21%	5.56%
Advisor Class
Return Before Taxes	15.25%	7.75%	6.80%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.02%	14.53%	13.73%
Bloomberg U.S. Treasury 1-3 Years Index (reflects no deduction for fees, expenses or taxes)	4.03%	1.36%	1.71%

*	Investor Class shares commenced operations on December 28, 2017. Advisor Class shares commenced operations on February 2, 2018. Institutional Class shares had not commenced operations prior to the date of this Prospectus. Index information is since inception of Investor Class shares.

Horizon Multi-Factor U.S. Equity Fund

Fees and Expenses of the Multi-Factor U.S. Equity Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Multi-Factor U.S. Equity Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.14%	0.18%	0.18%
Expense Recoupment	0.00%	0.04%	0.04%
Remainder of Other Expenses	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses(2)(3)	1.19%	0.98%	1.08%

(1)	“Other Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	The Multi-Factor U.S. Equity Fund’s investment adviser, Horizon Investments, LLC (“Horizon”), has contractually agreed to waive its fees and reimburse expenses of the Multi-Factor U.S. Equity Fund, at least until March 31, 2026, so that the Total Annual Fund Operating Expenses After Fee Waivers and Reimbursement (exclusive of front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); payments, if any, under a Rule 12b-1 Distribution Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses (such as litigation)) do not exceed 0.99% of average daily net assets for each of the Advisor Class, Investor Class and Institutional Class shares; provided, however, that any fees waived and expenses reimbursed are subject to possible recoupment by Horizon, within 36 months after such fees have been waived or expenses reimbursed, if such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment. This expense waiver agreement can only be terminated by a majority of the Fund’s trustees that are not “interested persons” of the Trust (as defined under the Investment Company Act of 1940, as amended) or a majority of the outstanding shares of the Fund.
(3)	The Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Multi-Factor U.S. Equity Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses.

Example: This Example is intended to help you compare the cost of investing in the Multi-Factor U.S. Equity Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Multi-Factor U.S. Equity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Multi-Factor U.S. Equity Fund’s operating expenses remain the same (taking into account the contractual expense limitation). The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2026. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$121	$378	$654	$1,443
Institutional Class	$100	$304	$524	$1,158
Investor Class	$110	$335	$578	$1,275

Calendar Year Return as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 11.69% (for the quarter ended March 31, 2024). The worst performance was -18.80% (for the quarter ended March 31, 2020).

Multi-Factor U.S. Equity Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Since Inception of Class*
Investor Class
Return Before Taxes	17.69%	10.13%	10.26%
Return After Taxes on Distributions	14.22%	7.42%	7.78%
Return After Taxes on Distributions and Sale of Fund Shares	10.79%	6.83%	7.08%
Advisor Class
Return Before Taxes	17.58%	N/A	10.29%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	25.02%	14.53%	15.43%
MSCI USA Minimum Volatility Index (reflects no deduction for fees, expenses or taxes)	15.99%	8.16%	8.94%

*	Investor Class shares commenced operations on June 26, 2019. Advisor Class shares commenced operations on January 31, 2020. Institutional Class shares had not commenced operations prior to the date of this Prospectus. Index information is since inception of Investor Class shares.

Horizon Defensive Core Fund

Fees and Expenses of the Defensive Core Fund:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Defensive Core Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.68%	0.68%	0.68%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.18%	0.17%	0.17%
Expense Recoupment	0.04%	0.03%	0.03%
Remainder of Other Expenses	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses(2)(3)	1.11%	0.85%	0.95%

(1)	“Other Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	The Defensive Core Fund’s investment adviser, Horizon Investments, LLC (“Horizon”), has contractually agreed to waive its fees and reimburse expenses of the Defensive Core Fund, at least until March 31, 2026, so that the Total Annual Fund Operating Expenses After Fee Waivers and Reimbursement (exclusive of front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); payments, if any, under a Rule 12b-1 Distribution Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses (such as litigation)) do not exceed 0.87% of average daily net assets for each of the Advisor Class, Investor Class and Institutional Class shares; provided, however, that any fees waived and expenses reimbursed are subject to possible recoupment by Horizon, within 36 months after such fees have been waived or expenses reimbursed, if such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment. This expense waiver agreement can only be terminated by a majority of the Fund’s trustees that are not “interested persons” of the Trust (as defined under the Investment Company Act of 1940, as amended) or a majority of the outstanding shares of the Fund.
(3)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Defensive Core Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses.

Example: This Example is intended to help you compare the cost of investing in the Defensive Core Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Defensive Core Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Defensive Core Fund’s operating expenses remain the same (taking into account the contractual expense limitation). The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2026. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$113	$344	$594	$1,309
Institutional Class	$87	$265	$458	$1,016
Investor Class	$97	$296	$512	$1,134

Calendar Year Return as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 13.69% (for the quarter ended December 31, 2020). The worst performance was -13.95% (for the quarter ended June 30, 2022).

Defensive Core Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Five Years	Since Inception of Class*
Investor Class
Return Before Taxes	22.41%	13.74%	13.65%
Return After Taxes on Distributions	22.33%	13.25%	13.15%
Return After Taxes on Distributions and Sale of Fund Shares	13.33%	10.82%	10.75%
Advisor Class
Return Before Taxes	22.20%	N/A	13.49%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)**	25.02%	14.53%	14.42%
MSCI USA ESG Leaders Index (reflects no deduction for fees, expenses or taxes)**	23.59%	14.80%	14.68%

*	Investor Class shares commenced operations on December 26, 2019. Advisor Class shares commenced operations on January 8, 2020. Institutional Class shares had not commenced operations prior to the date of this Prospectus. Index information is since inception of Investor Class shares.
**	Effective March 29, 2025, the S&P 500 has replaced the MSCI USA ESG Leaders Index as the Fund’s primary benchmark index. The Adviser believes that the new index is more appropriate given the Fund’s change in investment strategy.

Horizon Tactical Fixed Income Fund

Investment Objective

The investment objective of the Horizon Tactical Fixed Income Fund (the “Tactical Income Fund”) is to seek to provide total return through a combination of current income and capital appreciation.

Fees and Expenses of the Tactical Income Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Tactical Income Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.60%	0.60%	0.60%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.16%	0.16%	0.16%
Acquired Fund Fees and Expenses (1)(2)	0.32%	0.32%	0.32%
Total Annual Fund Operating Expenses(3)	1.33%	1.08%	1.18%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	This number represents the combined total fees and operating expenses of the underlying funds owned by the Tactical Income Fund and is not a direct expense incurred by the Tactical Income Fund or deducted from Fund assets.
(3)	Note that the Total Annual Fund Operating Expenses shown in the table above differ from the ratio of expenses to average net assets included in the Tactical Income Fund’s financial highlights section of the Prospectus. The financial highlights reflect operating expenses and include expense reductions from securities lending but exclude indirect expenses.

Example: This Example is intended to help you compare the cost of investing in the Tactical Income Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Tactical Income Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Tactical Income Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$135	$421	$729	$1,601
Institutional Class	$110	$343	$595	$1,317
Investor Class	$120	$375	$649	$1,432

Calendar Year Return as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 4.79% (for the quarter ended September 30, 2024). The worst performance was -1.74% (for the quarter ended June 30, 2024).

Tactical Income Fund

Average Annual Total Returns

For the periods ended December 31, 2024	One Year	Since Inception of Class*
Investor Class
Return Before Taxes	1.19%	1.32%
Return After Taxes on Distributions	-0.79%	-0.36%
Return After Taxes on Distributions and Sale of Fund Shares	0.69%	0.30%
Advisor Class
Return Before Taxes	1.03%	1.67%
Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)**	1.25%	2.86%

*	Investor Class shares commenced operations on December 20, 2022. Advisor Class shares commenced operations on December 20, 2022. Institutional Class shares had not commenced operations prior to the date of this Prospectus. Index information is since inception of Investor Class shares.

Horizon Multi-Factor Small/Mid Cap Fund

Fees and Expenses of the Multi-Factor Small/Mid Cap Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Multi-Factor Small/Mid Cap Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.39%	0.39%	0.39%
Total Annual Fund Operating Expenses	1.44%	1.19%	1.29%
Fee Waiver and Expense Reimbursements(2)	-0.22%	-0.20%	-0.20%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements/Recoupment	1.22%	0.99%	1.09%

(1)	“Other Expenses” are estimated for the current fiscal year for the Institutional Class.
(2)	The Multi-Factor Small/Mid Cap Fund’s investment adviser, Horizon Investments, LLC (“Horizon”), has contractually agreed to waive its fees and reimburse expenses of the Multi-Factor Small/Mid Cap Fund, at least until March 31, 2026, so that the Total Annual Fund Operating Expenses After Fee Waivers and Reimbursement (exclusive of front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); payments, if any, under a Rule 12b-1 Distribution Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses (such as litigation)) do not exceed 0.99% of average daily net assets for each of the Advisor Class, Investor Class and Institutional Class shares; provided, however, that any fees waived and expenses reimbursed are subject to possible recoupment by Horizon, within 36 months after such fees have been waived or expenses reimbursed, if such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment. This expense waiver agreement can only be terminated by a majority of the Fund’s trustees that are not “interested persons” of the Trust (as defined under the Investment Company Act of 1940, as amended) or a majority of the outstanding shares of the Fund.

Example: This Example is intended to help you compare the cost of investing in the Multi-Factor Small/Mid Cap Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Multi-Factor Small/Mid Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Multi-Factor Small/Mid Cap Fund’s operating expenses remain the same (taking into account the contractual expense limitation). The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through March 31, 2026. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advisor Class	$126	$440	$777	$1,727
Institutional Class	$101	$358	$635	$1,425
Investor Class	$111	$389	$688	$1,539

Calendar Year Return as of December 31

Investor Class

During the period shown in the bar chart, the best performance for a quarter was 12.59% (for the quarter ended March 31, 2024). The worst performance was -1.77% (for the quarter ended June 30, 2024).